16006211

TES
GECOMMISSION
. 20549

SEC
Mail Processing
Section

APR 18 2016

Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50140 amb

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loop Capital Markets, LLC amb

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Ste:1901
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reynolds 312-913-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

amb

OATH OR AFFIRMATION

I, James Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
WANDA DIANE WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/18/2017

Notary Public

Signature

Chairman & Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Loop Capital Markets LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (the Company) as of December 31, 2015 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loop Capital Markets LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 6,089,446
Securities owned, at fair value	10,782,546
Deposit with clearing brokers	300,000
Due from clearing broker	14,450,222
Fees and commissions receivable	988,630
Underwriting fees receivables	3,825,480
Prepaid expenses and other assets	3,052,228
Furniture and equipment, net	1,290,916
Total assets	$ 40,779,468
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 5,013,152
Accounts payable	1,165,340
Accrued expenses	10,734,719
Deferred rent obligation	1,146,980
Other liabilities	543,316
Subordinated borrowings	2,323,544
Total liabilities	18,603,507
Members' equity	19,852,417
Total liabilities and members' equity	$ 40,779,468

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Loop Capital Markets LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are allocated in accordance with the respective members' ownership interests. The Company is majority owned by Loop Capital Holdings, LLC (LCH). In January 2015, LCH made a structural change and transferred its majority ownership of the Company to Loop Capital, LLC. LCH owns 100% of Loop Capital, LLC.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis. The Company does participate in various commission recapture programs in which customer funds are held for subsequent payment pursuant to the customer agreements in place and maintains a "Special Account for the Exclusive Benefit of customers". As such, the Company is operating under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of the Rule.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, the carrying amounts approximate their fair values.

Securities transactions: Proprietary securities transactions are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Due to and from clearing broker: Receivable and payables related to trades pending settlement are netted in due to/from clearing broker in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur on the statement of operations.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset.

Goodwill: The Company's goodwill was recorded as a result of the Company's business combination, which occurred in 2011. The Company has recorded the business combination using the acquisition method of accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an interim impairment test include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company's overall business, significant negative industry or economic trend, and a sustained period where market capitalization, plus an appropriate control premium, is less than members' equity. The Company tests for impairment as of December each year.

Assets held under capital lease: Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred rent: Deferred rent is recorded for the difference between recorded rent expense and actual rental payments, and for certain concessions received by the Company.

Equity units: The Company accounts for equity-based compensation expense by measuring the value of the award and recognizes compensation expense ratably over the vesting period.

Revenue recognition: Underwriting fees are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed and the income is reasonably determinable. Financial advisory fees, interest and dividend income are recorded when earned.

Income taxes: As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company files state and local income tax returns. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Municipal bonds – Municipal bonds can be valued under three approaches: (1) occasionally, trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or, (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Note 2. Fair Value of Financial Instruments (Continued)

Corporate bonds – The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government Securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$ 8,143,005	$ -	$ 8,143,005
Corporate bonds	-	2,360,941	-	2,360,941
Government securities	-	278,600	-	278,600
	$ -	$ 10,782,546	$ -	$ 10,782,546
Securities sold, not yet purchased:				
Corporate bonds	-	$ (399,626)	$ -	$ (399,626)
Government securities	-	(4,613,526)		(4,613,526)
	$ -	$ (5,013,152)	$ -	$ (5,013,152)

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Deposit with and Due from Clearing Brokers

The Company clears its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. At December 31, 2015, the Company had deposits of $300,000 with its clearing brokers and a net amount due from its clearing broker of $14,450,222.

Note 4. Furniture and Equipment

At December 31, 2015, the Company had furniture and equipment as follows:

Furniture and fixtures	$ 1,854,146
Equipment	1,492,736
	$ 3,346,882
Less:	
Accumulated amortization	$ -
Accumulated depreciation	(2,055,966)
	$ 1,290,916

Note 5. Accrued Expenses

At December 31, 2015, the Company had accrued expenses primarily consisting of employee compensation, benefits, and member distributions.

Note 6. Members' Equity

On May 3, 2013, the Company authorized an amendment to the operating agreement that created a new class of non-voting B-units. Prior to this amendment, the Company only had voting A-units. On June 1, 2013, certain employees of the Company were granted 20,154 B-units. Among other things as defined in the agreement, these units are subject to a vesting period. The fair value of the units were determined by a Black Scholes Model and recognized on a straight-line basis over a 4-year vesting period. Upon termination of employment, unvested units are forfeited and the vested units are payable in accordance with the Company's operating agreement.

Note 7. Revolving Line-of-Credit

The Company has a $75 million senior revolving line-of-credit agreement with BMO Harris Bank N.A. (Harris) due April 30, 2015 on which it intermittently draws based on business needs. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and Harris at the time funds are drawn down, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2015, the Company had no outstanding borrowings under this line-of-credit agreement.

Note 8. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

Note 9. Capital Leases

The Company has entered into various capital leases to finance the acquisition of certain furniture and equipment. The terms of the capital leases ended on May 2015 with an interest rate of 9.8%.

Note 10. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2021. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office spaces.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2015 for each of the next five years and in the aggregate are:

2016	1,740,621
2017	1,760,701
2018	1,780,777
2019	1,800,861
2020	1,820,941
Thereafter	6,033,676
Total minimum lease payments	$ 14,937,577

Note 11. Related Party

The Company has expense sharing agreements with related parties, Loop Capital Financial Consulting Services LLC and Loop Capital Strategies LLC. For the year ended December 31, 2015, the Company paid certain expenses on behalf of entities affiliated through common ownership. As of December 31, 2015, a receivable from such affiliates in the amount of $ 661,639 was included in other assets on the statement of financial condition in connection with these expenses.

Note 12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased, are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

Note 13. Subordinated Borrowings

The following subordination agreements at December 31, 2015 are listed below:

Description	Principal	Interest	Total
Subordinated loan, with an individual, interest at 6.6 percent, due August 15, 2018	$ 573,544	$ 116,331	$ 689,874
Subordinated loan, with a related party, interest at 3.0 percent, due December 18, 2017	1,500,000	92,625	1,592,625
Subordinated loan, with third party, interest at 7.5 percent, due January 15, 2017	250,000	47,109	297,109
	$ 2,323,544	$ 256,065	$ 2,579,609

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $2,579,609 of which $2,323,544 is principle and $256,065 is accrued interest included in accrued expenses on the statement of financial condition.

Note 14. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be.

As a result of the Company's participation in an underwriting syndicate, the Company has been named in a class action lawsuit. Management believes that liabilities arising out of these proceedings will not have a material adverse effect on the financial statements of the Company.

During January 2015, the Company entered into a $2,500,000 settlement and mutual release agreement for outstanding claims as a result of its participation in a 2008 debt underwriting. The Company's liability related to this agreement was $750,000, of which $375,000 is recorded as subordinated debt, paid over three years beginning in 2015 with an interest at a rate of 7.5 percent per annum and $375,000 is recorded in other liabilities. The remaining balance of $1,750,000 was covered by insurance. The company made principal payments in the amount of $250,000 during 2015.

On December 17, 2012, the Company entered into an agreement with the New York State Housing Finance Agency, Riverside Center 2 Project, to purchase $85 million tax exempt Series 2013 A-1 bonds during the fourth quarter of 2013 and $73 million Series 2015 A-1 tax exempt bonds during the second quarter of 2015 for a total obligation of $158 million. During 2013, the company purchased $98 million of

Note 14. Commitments and Contingent Liabilities (Continued)

the Series A-1 bonds. On December 11, 2013, the Company entered into an Amended and Restated agreement with the New York State Housing Finance Agency to purchase the remaining $60 million Series A-1 tax exempt bonds during the second quarter of 2015. On October 31, 2014, the Company entered into another Amended and Restated agreement with the New York State Housing Finance Agency to extend the purchase of the remaining $60 million Series A-1 tax exempt bonds during the second quarter of 2015. On March 25, 2015, the Company purchased the remaining $60 million Series A-1 tax exempt.

On November 26, 2013, the Company entered into an agreement with the New York State Housing Finance Agency, Maestro West Chelsea Project, to purchase $70 million tax exempt Series 2014 A bonds during the second quarter of 2015 and $15 million Series 2015 A tax exempt bonds and $30 million of Series 2015 B tax exempt bonds during the second quarter of 2015. On June 1, 2014, the Company purchased $70 million tax exempt Series 2015 A bonds. On October 28, 2015, the Company purchased the remaining $15MM Series A tax exempt bonds and $30MM 2015 Series B taxable bonds.

On December 18, 2014, the Company entered into an agreement with the New York State Housing Finance Agency, Manhattan West Residential Project, to purchase $67.5 million taxable exempt 2015 Series 2016 A and $78.500 million Series B-1 taxable bonds during the second quarter of 2015. On August 13, 2015, the Company entered into an Amended and Restated agreement with the New York State Housing Finance Agency, Manhattan West Residential Project, to purchase $37,500 million 2015 Series A and $50 million 2015 Series B-1 Bonds and $100MM in taxable Series 2016 B-1 bonds and $30MM in tax-exempt Series 2016A bonds by second quarter of 2016. On August 13, 2015, the Company purchased $37,500 million 2015 Series A tax exempt and $50 million Series B-1 taxable bonds.

If the New York State Housing Finance Agency is not able to meet the conditions precedent as outlined in the agreement, the Company has the right to cancel this obligation. For the year ended December 31, 2015, the Company had a total outstanding obligation to New York State Housing Finance Agency in the amount of $130 million.

Note 15. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 16. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2015, the Company had net capital and net capital requirements of $14,053,986 and $906,024 respectively, and its net capital ratio was 0.97 to 1. The minimum net capital may effectively restrict the payment of distributions.

Note 17. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events were noted.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

March 28, 2016

SEC
Mail Processing
Section
APR 18 2016
Washington DC
412

Loop Capital Markets, LLC
111 W. Jackson Blvd., Suite 1901
Chicago, IL 60604

SEC File No.: 8-50140

Mr. Reynolds,

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d)(1). the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on ***March 16, 2016*** was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010
Washington, DC 20549.

Sincerely,

Reschelle M Samuels

Reschelle M. Samuels,
The Division of Trading & Markets